UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PROLONGATION OF GAZPROMBANK’S CREDIT FACILITIES
Moscow, Russia –March 04, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces prolongation of credit facilities for its subsidiaries obtained earlier from Gazprombank.
In February 2009 Gazprombank opened credit lines totaling $1billion for Mechel
Mining’s subsidiaries (Mechel Mining is a part of Mechel Group). The credit facilities provided were used to finance the group’s current operations which allowed it to repay a part of its short-term debt.
Mechel Mining’s subsidiaries and Gazprombank signed amendment agreements to the credit facility agreements. According to the amendment agreements the credit maturity extends from three years to six years. Additionally, the parties have agreed to reduce both the interest rate and the security amount. Repayment of the credit body will start in three years and will be made by equal installments on a quarterly basis.
Mr. Stanislav Ploschenko, Mechel’s Chief Financial Officer, commented,
“Gazprombank and Mechel have strong ties through a well-established long-standing partnership, and signing of this agreement adds more to our successful cooperation.  This decision has allowed us to fully stabilize the company’s financial position in terms of debt repayment structure by creating a substantial safety cushion while the financial market is still volatile. It will help us focus further solely on our investment projects, which will considerably boost the profitability of our business and enhance the company’s investment attractiveness”.
***
Mechel OAO
Alexander Tolkach
Phone: + 7 495 221 88 88
Alexander.Tolkach@mechel.com

PR Department of Gazprombank (OJSC)
Phone: +7 (495) 332 77 81, +7 (495) 719 15 50
E-mail: pr@gazprombank.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
Gazprombank (Open Joint-Stock Company) is one of the leaders of the banking sector, which key performance indicators place the Bank among the top three banks of Russia and the fifth among the largest banks of the Central and Eastern
Europe. .
Gazprombank as universal financial institution delivers a wide range of banking and investment services to about 45,000 corporate and 3 million private clients.

At present, Gazprombank operates 8 subsidiary and affiliated banks in Russia,
Belarus, Armenia and Switzerland,  representative offices in China and Mongolia, and  43 own branches across Russia.
Gazprombank was twice awarded by The Banker Magazine as “The Bank of the Year in
Russia” in 2001 and 2005.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 4, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO